Exhibit 99.1

Dr. Mathieu Simon to Retire as Cellectis’ Chief Operating Officer; Elsy Boglioli Named as Successor

NEW YORK--(BUSINESS WIRE)--March 13, 2018--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Euronext Growth: ALCLS - Nasdaq: CLLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on gene-edited allogeneic CAR T-cells (UCART), announced today that Dr. Mathieu Simon is retiring as Executive Vice President and Chief Operating Officer, effective immediately. Following a smooth and successful transition over the last few months, Elsy Boglioli, Executive Vice President, Strategy and Corporate Development, is named Chief Operating Officer.

“Dr. Simon has been incredibly instrumental in the strategic and operational direction of the therapeutic activities at Cellectis. Among his many achievements during his tenure, Dr. Simon helped to fundamentally transform Cellectis from a research-oriented biotech company to a clinical-stage biopharma player. I warmly thank him for his service,” said Dr. André Choulika, Cellectis Chief Executive Officer. “I look forward to Elsy Boglioli’s leadership as our new Chief Operating Officer as we enter the next phase of the Company’s development.”

Dr. Mathieu Simon has served as Cellectis’ Executive Vice President since 2012 and as Chief Operating Officer since 2013. He was a member of Cellectis’ board of directors as well.

“I am truly proud of our achievements at Cellectis over the last six years, including building a solid product candidate portfolio, advancing two allogeneic product candidates developed by Cellectis into the clinic and working strategically alongside our collaboration partners. It has been a great privilege to serve Cellectis and I am now ready to retire with enthusiasm for the Company’s future, confidence in the work that the Cellectis management team will continue, and gratitude for the many colleagues I have had the great pleasure to work with,” said Dr. Mathieu Simon. “I am delighted with Elsy Boglioli’s appointment as COO. Elsy brings a wealth of biopharmaceutical industry experience, having worked with leading pharmaceutical companies. Her unique blend of capabilities, relationships, and expertise will be invaluable assets to Cellectis.”

About Cellectis

Cellectis is a clinical-stage biopharmaceutical company focused on developing a new generation of cancer immunotherapies based on gene-edited T-cells (UCART). By capitalizing on its 18 years of expertise in gene editing – built on its flagship TALEN® technology and pioneering electroporation system PulseAgile – Cellectis uses the power of the immune system to target and eradicate cancer cells.

Using its life-science-focused, pioneering genome engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets.

Cellectis is listed on the Nasdaq market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it. TALEN® is a registered trademark owned by Cellectis.

Disclaimer

This press release contains “forward-looking” statements that are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risks factors that may affect company business and financial performance, is included in filings Cellectis makes with the Securities and Exchange Commission from time to time and its financial reports. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

CONTACT:
Cellectis
Media:
Jennifer Moore, 917-580-1088
VP of Communications
media@cellectis.com
or
Caitlin Kasunich, 212-896-1241
KCSA Strategic Communications
ckasunich@kcsa.com
or
IR:
Simon Harnest, 646-385-9008
VP of Corporate Strategy and Finance
simon.harnest@cellectis.com